UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 5

to

ANNUAL REPORT

of

JAPAN BANK FOR INTERNATIONAL COOPERATION

(Name of Registrant)

Date of end of last fiscal year: March 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

NOSE Nozomi

Chief Representative in New York

Representative Office in New York

(Regional Headquarters for the Americas)

Japan Bank for International Cooperation

712 Fifth Avenue 26th Floor

New York, NY 10019 U.S.A.

*	The Registrant is filing this document on a voluntary basis.

The Annual Report on Form 18-K of Japan Bank for International Cooperation (“JBIC”), filed on September 6, 2022, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, is intended to be incorporated by reference into Registration Statement No. 333-250107 (the “Registration Statement”) of the Registrant and Japan filed on November 16, 2020 and amended on December 23, 2020.

In connection with the offer, issuance and sale by JBIC of $2,500,000,000 aggregate principal amount of its 4.250% Guaranteed Bonds due April 27, 2026 (the “Securities”), JBIC hereby files Amendment No. 5 to its Annual Report on Form 18-K (the “Annual Report”) as follows:

1.	The following exhibits are hereby added to the Annual Report:

Exhibit Number		Description

5.	A.1	Opinion, including consent and address, of Mori Hamada & Matsumoto, Japanese counsel to JBIC and Japan, in respect of the validity of the Securities

	A.2	Opinion, including consent and address, of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to the underwriters, in respect of the validity of the Securities

	B.	The names and addresses of the Underwriters of the Securities

	C.	Underwriting Agreement relating to the Securities and guarantee thereof

	D.	Fiscal Agency Agreement relating to the Securities and guarantee thereof (with forms of Security and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account of JBIC in connection with the sale of the Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 19th day of April, 2023.

JAPAN BANK FOR INTERNATIONAL COOPERATION

By	/s/ NOSE Nozomi
NOSE Nozomi Chief Representative in New York Representative Office in New York (Regional Headquarters for the Americas)